Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
July 2, 2010

Media Contact: Clay Anderson, 202-872-2680
canderson@pepcoholdings.com

Investor Contact: Donna Kinzel, 302-429-3004
donna.kinzel@pepcoholdings.com

Pepco Holdings, Inc. Announces Early Tender Results

Pepco Holdings, Inc. Also Announces Receipt of Consents from a Majority of Holders of its 6.45% Senior Notes due 2012, Redemption of Untendered 6.45% Senior Notes due 2012 and Termination of Tender Offer for 6.45% Senior Notes due 2012

WASHINGTON – Pepco Holdings, Inc. (NYSE:POM) (the "Company") announced today that as of 5:00 p.m., New York City time, on July 1, 2010 (the "Early Tender Date") the principal amount of senior notes listed below has been tendered under the previously announced cash tender offers for such notes.

Title of Notes	CUSIP Number	Aggregate Principal Amount Outstanding Prior to Early Tender Date	Principal Amount Tendered
6.45% Senior Notes due 2012	713291AG7	$750,000,000	$640,064,000
6.125% Senior Notes due 2017	713291AP7	$250,000,000	$128,515,000
7.45% Senior Notes due 2032	713291AH5	$250,000,000	$65,135,000

The terms and conditions of the tender offers are described in the Offer to Purchase, dated June 21, 2010, distributed to holders of such notes.

On July 1, 2010, the Company announced the completion of the sale of its wholesale power generation business to Calpine Corporation, which was a condition to the acceptance of notes tendered in the tender offers.

Today the Company accepted for payment all of the 6.45% Senior Notes due 2012 (the "Any and All Notes") validly tendered on or prior to the Early Tender Date. Payment for these Any and All Notes also was made today. The holders of the Any and All Notes that were accepted for purchase received the total tender offer consideration of $1,113.46 per $1,000 in principal amount, plus accrued and unpaid interest from the last interest payment date to, but not including, the settlement date.

The Company also announced that it has received, as of the Early Tender Date, consents to a proposed amendment to the indenture for the Any and All Notes from holders of approximately 85.34% of such notes. The consents are sufficient to effect the proposed amendment, which reduces the notice period for the redemption of the Any and All Notes from a period of not less than 30 days and not more than 60 days to a period of three business days. The Company has executed a supplemental indenture effecting the proposed amendment to the indenture. The amendment to the terms of the Any and All Notes affected by the supplemental indenture is binding on the holders of Any and All Notes not purchased in the tender offer for the Any and All Notes. The Company has given notice to the trustee of the Any and

All Notes that it will redeem on July 8, 2010 the Any and All Notes outstanding following today's settlement of the Any and All Notes tendered on or prior to the Early Tender Date and not validly withdrawn. The redemption price will be determined in accordance with the make whole calculation set forth in the terms of the Any and All Notes. Holders of outstanding Any and All Notes also will receive accrued interest from and including the last interest payment date up to, but not including, the redemption date.

In light of the fact that it has elected to redeem the Any and All Notes not accepted in the tender offer, the Company has elected to terminate the tender offer relating to the Any and All Notes, effective as of July 2, 2010. All Any and All Notes tendered pursuant to the tender offer and not previously accepted and purchased will be promptly returned by the Company to the tendering holders.

Also described in the Offer to Purchase is an offer by the Company to purchase up to $200,000,000 aggregate principal amount, subject to increase in the Company's sole discretion, of its 6.125% Senior Notes due 2017 (the "6.125% Notes"), and 7.45% Senior Notes due 2032 (the "7.45% Notes" and, together with the 6.125% Notes, the "Maximum Tender Offer Notes"). Holders of Maximum Tender Offer Notes who have not already tendered all of their Maximum Tender Offer Notes may continue to do so at any time at or prior to 11:59 p.m., New York City time, on July 19, 2010 unless earlier terminated by the Company. Subject to the terms and conditions contained in the Offer to Purchase, withdrawal rights for the tender offer relating to the Maximum Tender Notes have expired.

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The complete terms and conditions of the tender offer are set forth in the Offer to Purchase and a Letter of Transmittal, along with any amendments and supplements thereto, which holders are urged to read carefully before making any decision with respect to the tender offer. Copies of the Offer to Purchase and the Letter of Transmittal may be obtained from Global Bondholder Services Corporation, the depositary and information agent for the tender offer, at (212) 430-3774 (banks and brokers) or (866) 470-4300 (all others). Questions regarding the tender offer also may be directed to the dealer managers for the tender offer, Citi at (800) 558-3745 (toll-free) or (212) 723-6106 (collect), J.P. Morgan at (866) 834-4666 (toll-free) or (212) 834-4802 (collect) or Wells Fargo Securities at (866) 309-6316 (toll-free) or (704) 715-8341 (collect).

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Company is making the tender offer only by, and pursuant to the terms of, the Offer to Purchase and a Letter of Transmittal. The tender offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the depositary and information agent, the dealer managers or the trustee with respect to the Any and All Notes, or any of the Company's or their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering, all or any portion of their notes in response to the tender offer.

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Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides retail energy products and services through Pepco Energy Services.